e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY DHL

18 June 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen

Re : e-Kong Group Limited – SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 3101 0194.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

Yours sincerely
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Legal Counsel

6/22

US SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)
as at 18 June 2004

SUMMARY

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED

pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

The Companies Ordinance, Chapter 32 of the Laws of Hong Kong ("Hong Kong Companies Ordinance")
Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")
Companies Registry, Hong Kong Government ("Hong Kong Companies Registry")
The Stock Exchange of Hong Kong Limited ("SEHK")
The Securities and Futures Commission ("SFC")
The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong ("SFO")
The Companies Act 1981 of Bermuda (the "Bermuda Companies Act")

	Document	Date	Entity
1.	Monthly Return on Movement of Listed Equity Securities (Form I) for the months of April and May 2004	7 May 2004 and 8 June 2004	SEHK (pursuant to Listing Rules)
2.	Undertaking for general mandate to repurchase shares	15 April 2004	SEHK (pursuant to Listing Rules)
3.	Letter to SEHK attaching eight certified copies of minutes of the annual general meeting of the Company held on 18 May 2004	19 May 2004	Listing Rules
4.	Form ARF1 – 2004 Annual Return together with 2003 Annual Report	21 May 2004	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)
5.	Form F4 – Return of Alteration in the Charter, Statutes etc. of an Oversea Company	21 May 2004	Hong Kong Companies Registry (pursuant to Hong Kong Companies Ordinance)
6.	Memorandum of Diminution of Authorised Share Capital	1 June 2004	Bermuda Registrar of Companies (pursuant to the Bermuda Companies Act)
7.	Form No. 17a – Notification of Diminution of Authorised Share Capital	9 June 2004	Bermuda Registrar of Companies (pursuant to the Bermuda Companies Act)

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY DHL

18 June 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen

Re : e-Kong Group Limited – SEC File No. 082-34653
Information furnished pursuant to Rule 12g3-2(b)

We, e-Kong Group Limited (the "Company"), hereby submit the documents listed as per the attached summary, in duplicate, to the Commission in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act"), pursuant to Rule 12g3-2(b) of the Act.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and the furnishing of such materials shall not constitute an admission for any purpose that the Company is subject to the Act.

We would appreciate your acknowledging receipt of this letter and enclosures by stamping the enclosed copy of this letter and returning it to us by fax on (852) 3101 0194.

Should you have any questions concerning the foregoing, please contact the undersigned on (852) 3101 3042.

Yours sincerely
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Legal Counsel
Encls.

Acknowledge Receipt by:

Name:
Date:

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

RECEIVED
2004 JUN 22 A 9:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY HAND

7 May 2004

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 30 April 2004 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

Acknowledge Receipt by:

HONG KONG EXCHANGES AND CLEARING LIMITED
香港交易及結算所有限公司
收貨章

Name:

Date:

HONG KONG EXCHANGES AND CLEARING LIMITED
香港交易及結算所有限公司
收貨章

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 30 April 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 7 May 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ____________

4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000
Increase/(Decrease) (EGM approval date):)		N/A	N/A	N/A
Balance at close of the month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	Nil	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	Nil	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	476,500	Nil	Nil	325,000 Remark	151,500	Nil
Exercise Price : HK$ 7.60	15,000	Nil	Nil	Nil	15,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark : 300,000 share options lapsed due to the cessation of employment of Lawton Bloom and 25,000 share options lapsed due to the cessation of employment of Wong Mei Ying, Jovey.

Authorised Signature:

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY HAND

8 June 2004

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 May 2004 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

Acknowledge Receipt by:

Name:
Date:

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 May 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 June 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓

3. Other classes of shares : please specify : ______

4. Warrants : please specify : ______

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000
~~Increase~~/(Decrease) (AGM approval date): 18 May 2004)	Preference	288,929,402	1.00	288,929,402
Balance at close of the month	Ordinary	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :
* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	151,500	Nil	Nil	Nil	151,500	Nil
Exercise Price : HK$ 7.60	15,000	Nil	Nil	Nil	15,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

BY HAND

8 June 2004

Research & Planning Department
The Stock Exchange of Hong Kong Limited
11th Floor, One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Dear Sirs

e-Kong Group Limited (the "Company")
Monthly Return on Movement of Listed Equity Securities

We enclose herewith a duly signed Monthly Return on Movement of Listed Equity Securities (Form I) of the Company for the month ended 31 May 2004 (in duplicate) for your attention.

Kindly acknowledge receipt thereof by signing and returning to us a copy of this letter.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encl.

Acknowledge Receipt by:

Name:

Date:

FORM I
Monthly Return On Movement of Listed Equity Securities
For the Month ended 31 May 2004

To : The Listing Division of The Stock Exchange of Hong Kong Limited
Cc : The Research & Planning Department of The Stock Exchange of Hong Kong Limited

From : e-Kong Group Limited
(Name of Company)

Lim Shyang Guey Tel No. : 2296 9700
(Name of Responsible Official)

Date : 8 June 2004

(A) Information on Types of Listed Equity Securities :
(please tick wherever applicable)

1. Ordinary shares : ✓ 2. Preference Shares : ✓
3. Other classes of shares : please specify : ____________
4. Warrants : please specify : ____________

(B) Movement in Authorised Share Capital :

		No. of ordinary shares/ Preference shares/ other classes of shares	Par Value (HK$)	Authorised Share Capital (HK$)
Balance at close of preceding month	Preference	288,929,402	1.00	288,929,402
	Ordinary	12,000,000,000	0.01	120,000,000
~~Increase~~/(Decrease) (AGM approval date): 18 May 2004)	Preference	288,929,402	1.00	288,929,402
Balance at close of the month	Ordinary	12,000,000,000	0.01	120,000,000

(C) Movement in Issued Share Capital :

	No. of Ordinary shares	No. of Preference shares	No. of other classes of shares
Balance at close of preceding month :	470,894,200	N/A	N/A
Increase/(Decrease) during the month :	-	N/A	N/A
Balance at close of the month :	470,894,200	N/A	N/A

(D) Details of Movement :

* please delete and insert N/A wherever inapplicable

TYPE OF SECURITIES	SECURITIES IN ISSUE AT CLOSE OF PRECEDING MONTH	MOVEMENT DURING THE MONTH			SECURITIES IN ISSUE AT CLOSE OF THE MONTH	IN NO. OF NEW SHARES ARISING THEREFROM
SHARE OPTIONS* Type	No. of Options	Granted	Exercised	Cancelled/ Lapsed	No. of Options	
Employee Share Options						
Exercise Price : HK$ 1.20	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 1.40	15,000	Nil	Nil	Nil	15,000	Nil
Exercise Price : HK$ 1.60	7,500	Nil	Nil	Nil	7,500	Nil
Exercise Price : HK$ 2.00	370,000	Nil	Nil	Nil	370,000	Nil
Exercise Price : HK$ 2.30	30,000	Nil	Nil	Nil	30,000	Nil
Exercise Price : HK$ 3.30	151,500	Nil	Nil	Nil	151,500	Nil
Exercise Price : HK$ 7.60	15,000	Nil	Nil	Nil	15,000	Nil
WARRANTS* Date of Expiry	Nominal Value (HK$)	Exercised (HK$)			Nominal Value (HK$)	
N/A Subscription Price: HK$	N/A	N/A			N/A	N/A
CONVERTIBLES* Class (Preference Shares)	Units	Converted (Units)			Units	
Convertible Price: HK$	N/A	N/A			N/A	N/A
OTHER ISSUES OF SHARES*						
Rights Issue	Price :	Issue and allotment Date :				
Placing	Price :	Issue and allotment Date :				
Bonus Issue		Issue and allotment Date :				
Scrip Dividend		Issue and allotment Date :				
Repurchase of Share		Cancellation Date :				
Redemption of share		Redemption Date :				
Consideration Issue	Price :	Issue and allotment Date :				
Others (Please specify)	Price :	Issue and allotment Date :				

Total number of ordinary shares/~~preference shares/other classes of shares~~ increased/(decreased) during the month : N/A

Remark :

Authorised Signature:

Name: Lau Wai Ming Raymond
Title: Company Secretary

Note:
All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

Your Ref: 20040331-F00524-0246

BY HAND

15 APR 2004

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Dion Wong / Ms. Jacqueline Wong / Ms. Vivian Lau

Dear Sirs

e-Kong Group Limited (the "Company")
- General Mandate to Repurchase Shares

We, directors of the Company, hereby undertake to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") that, so far as the same may be applicable, we will exercise the general mandate to repurchase the Company's shares in accordance with the Rules Governing the Listing of Securities on the Stock Exchange, the applicable laws of Bermuda and the Memorandum of Association and Bye-laws of the Company.

Yours faithfully
For and on behalf of
the Board of Directors of
e-Kong Group Limited

Director

By hand to HKSE on 15.4.2004

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

Your Ref: 20040331-F00524-0246

BY HAND

15 APR 2004

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Dion Wong / Ms. Jacqueline Wong / Ms. Vivian Lau

Dear Sirs

e-Kong Group Limited (the "Company")
- General Mandate to Repurchase Shares

We, directors of the Company, hereby undertake to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") that, so far as the same may be applicable, we will exercise the general mandate to repurchase the Company's shares in accordance with the Rules Governing the Listing of Securities on the Stock Exchange, the applicable laws of Bermuda and the Memorandum of Association and Bye-laws of the Company.

Yours faithfully
For and on behalf of
the Board of Directors of
e-Kong Group Limited

Director

e-KONG

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

RECEIVED
2004 JUN 22 A 9:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Your Ref: LD20040415-00026

BY HAND

19 MAY 2004

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Dion Wong / Ms. Jacqueline Wong / Ms. Vivian Lau

Dear Sirs

Company Name	:	**e-Kong Group Limited (the "Company")**
Case Number	:	**20030401-F00524-0278**
Transaction Type	:	**General Mandates and Cancellation of Authorised Preference Share Capital and Amendments to the Bye-laws**

We enclose herewith eight certified copies of minutes of the annual general meeting of the Company held on 18 May 2004 approving (1) the general mandate to issue and to repurchase the Company's shares and (2) amendments to the Bye-laws for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encls.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

MINUTES OF THE ANNUAL GENERAL MEETING OF THE COMPANY HELD AT 3805 TOWER II, LIPPO CENTRE, 89 QUEENSWAY, HONG KONG ON TUESDAY, 18 MAY 2004 AT 10:00 A.M.

Directors In Attendance

Present : The names of directors are as set out in the attendance sheet annexed hereto.

Shareholders In Attendance

CERTIFIED TRUE COPY

Present : The names of shareholders are as set out in the attendance sheet annexed hereto.

~~Director~~ / Secretary

Date : 19 MAY 2004

Others In Attendance

Present : The names of non-shareholders are as set out in the the attendance sheet annexed hereto.

1. **CHAIRMAN OF THE MEETING**

   Mr. Richard John Siemens took the chair for the meeting.

2. **NOTICE AND QUORUM**

   With due notice of the meeting given to all the shareholders of the Company and the necessary quorum under the Company's Bye-laws being present, the meeting was declared duly convened and constituted.

   The notice convening the meeting dated 2 April 2004 and the business set out thereto ("Notice of Annual General Meeting") were taken as read.

3. **AUDITED FINANCIAL STATEMENTS**

   IT WAS NOTED THAT the Auditors' Report on the financial statements of the Company and of the Group in the Company's 2003 annual report to the shareholders was taken as read.

   IT WAS RESOLVED THAT the audited financial statements of the Company and of the Group for the year ended 31 December 2003 and the report of the directors and of the auditors thereon submitted to the meeting be and are hereby received and adopted.

4. **RE-ELECTION AND RENUMERATION OF DIRECTORS**

The Chairman of the meeting reported that, in accordance with the Bye-laws of the Company, Messrs. Shane Frederick Weir and Matthew Brian Rosenberg retired at the meeting and offered themselves for re-election.

IT WAS RESOLVED :

(a) **THAT** Mr. Shane Frederick Weir be and is hereby re-elected director of the Company;

(b) **THAT** Mr. Matthew Brian Rosenberg be and is hereby re-elected director of the Company; and

(c) **THAT** the board of directors be and is hereby authorised to fix the remuneration of directors of the Company for the year ending 31 December 2004.

5. **RE-APPOINTMENT OF AUDITORS**

It was noted that Messrs. Moores Rowland, the retiring auditors, merged with Messrs. Mazars on 1 October 2003 and are now practicing under the name of Moores Rowland Mazars.

IT WAS RESOLVED THAT Messrs. Moores Rowland Mazars, *Chartered Accountants, Certified Public Accountants*, be and are hereby re-appointed auditors of the Company to hold office until the conclusion of the next Annual General Meeting of the Company at a remuneration to be fixed by the board of directors.

6. **GENERAL MANDATE TO ISSUE NEW SHARES**

IT WAS NOTED THAT a circular together with an explanatory statement containing details of general mandates to repurchase shares and to issue shares was circulated to the shareholders together with the Company's 2003 annual report.

IT WAS RESOLVED THAT the following Resolution 4(A) as set out in the Notice of Annual General Meeting dated 2 April 2004 ("Resolution 4(A)"), as special business, be and is hereby passed as an Ordinary Resolution:-

"THAT:-

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares of HK$0.01 each in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance

with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to issue of shares as a result of:

(i) a Rights Issue (as hereinafter defined); or

(ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

(iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

(iv) the exercise of redemption or conversion rights attaching to the non-cumulative convertible redeemable preference shares of HK$1.00 each in the capital of the Company which may be issued by the Company; or

(v) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

7. **GENERAL MANDATE TO REPURCHASE SHARES**

IT WAS RESOLVED THAT the following Resolution 4(B) as set out in the Notice of Annual General Meeting dated 2 April 2004 ("Resolution 4(B)"), as special business, be and is hereby passed as an Ordinary Resolution:-

"**THAT** :-

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase the shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

8. **EXTENSION OF GENERAL MANDATE TO ISSUE NEW SHARES**

IT WAS RESOLVED THAT the following Resolution 4(C) as set out in the Notice of Annual General Meeting dated 2 April 2004, as special business, be and is hereby passed as an Ordinary Resolution:-

"**THAT** conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

9. **CANCELLATION OF PREFERENCE SHARES OF THE COMPANY**

IT WAS RESOLVED THAT the following Resolution 5 as set out in the Notice of Annual General Meeting dated 2 April 2004, as special business, be and is hereby passed as an Ordinary Resolution:-

"**THAT** all of the authorised but unissued convertible preference share capital of the Company, being HK$288,292,402 divided into 288,292,402 convertible preference shares of HK$1.00 each be and is hereby cancelled (the "Diminution") and the directors of the Company be and are hereby authorised generally to do all such acts, deeds and things as they may, in their absolute discretion, consider necessary or appropriate to effect and implement the Diminution."

10. **AMENDMENTS TO THE BYE-LAWS OF THE COMPANY**

IT WAS RESOLVED THAT the following Resolution 6 as set out in the Notice of Annual General Meeting dated 2 April 2004, as special business, be and is hereby passed as a Special Resolution:-

"**THAT** the existing Bye-laws of the Company be and are hereby amended in the following manner:

(a) by inserting the following new definition after the definition of "Act" in Bye-law 1:

' "associate" the meaning attributed to it in the rules of the Designated Stock Exchange.';

(b) by substituting the existing definitions of "clearing house" and "Company" in Bye-law 1 with the following new definitions:

' "clearing house" a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction.'

' "Company" e-Kong Group Limited.';

(c) by deleting the words "and preference shares of HK$1.00 each" and the words "on 22 November 2002" in Bye-law 3(1);

(d) by substituting the existing Bye-law 6 with the following new Bye-law 6:

"6. The Company may from time to time by special resolution, subject to any confirmation or consent required by law, reduce its authorised or issued share capital or, save for the use of share premium as expressly permitted by the Act, any share premium account or other undistributable reserve.";

(e) (i) by inserting after the words "Subject to Sections 42 and 43 of the Act," appearing at the beginning of Bye-law 9, the words "these Bye-laws, and any special rights conferred on the holders of any shares or attaching to any class of shares,"; and

(ii) by inserting the following new sentences at the end of Bye-law 9:

"Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Company in general meeting, either generally or with regard to specific purchases. If

purchases are by tender, tenders shall be available to all Members alike.";

(f) by deleting Bye-law 9A in its entirety;

(g) by inserting after the words "two persons" appearing in the second line of Bye-law 10(a) and the words "two holders present in person" appearing in the fourth line of Bye-law 10(a), the words "(or in the case of a Member being a corporation, its duly authorised representative)";

(h) by substituting in Bye-law 12(1), the words "Subject to the Act and these Bye-laws" with the following words:

"Subject to the Act, these Bye-laws and any direction that may be given by the Company in general meeting";

(i) by substituting the existing Bye-law 19 with the following new Bye-law 19:

"19. Share certificates shall be issued within the relevant time limit as prescribed in the Act or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.";

(j) by substituting, in Bye-law 20(2), the words "$2 or such other" with the words "the relevant";

(k) by deleting the second sentence "The Directors may make arrangements on the issue of shares for a difference between the shareholders in the amount of calls to be paid and in the times of payment." appearing at the end of Bye-law 26;

(l) by inserting, in Bye-law 43(1)(a), after the words "the name and address of each Member, the number and class of shares held by him and" the words ", in respect of any shares that are not fully paid,";

(m) by inserting, in Bye-law 44, after the words "any other newspapers in accordance with the requirements of any Designated Stock Exchange", the following words:

"or by any means and in such manner as may be accepted by the Designated Stock Exchange";

(n) by deleting the existing Bye-law 46 in its entirety and replacing therewith the following new Bye-law 46:

"46. Subject to these Bye-laws, any Member may transfer all or any of

his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.";

(o) by substituting the word "The" appearing at the beginning of the second sentence in Bye-law 47 with the words "Without prejudice to Bye-law 46, the";

(p) by inserting, in Bye-law 51, after the words "and, where applicable, any other newspapers in accordance with the requirements of the Designated Stock Exchange", the following words:

"or by any means and in such manner as may be accepted by the Designated Stock Exchange";

(q) by substituting the words "of incorporation" appearing in the second line of Bye-law 56 with the words "in which its statutory meeting is convened";

(r) by substituting the second sentence in Bye-law 61(2) with the following new sentence:

"Two (2) Members entitled to vote and present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy shall form a quorum for all purposes.";

(s) by substituting the existing Bye-law 66 with the following new Bye-law 66:

"66. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Bye-laws, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a representative duly authorised under Section 78 of the Act), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Bye-laws, where more than one proxy is appointed by a Member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all Members having the right to vote at the meeting; or

(d) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member.";

(t) by re-numbering the existing Bye-law 76 as Bye-law 76(1) and by inserting the following new Bye-law 76(2):

"(2) Where the Company has knowledge that any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.";

(u) by substituting the existing Bye-law 78 with the following new Bye-law 78:

"78. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.";

(v) by substituting the existing Bye-law 84(2) with the following new Bye-law 84(2):

"(2) Where a Member is a clearing house (or its nominee(s) and, in each case, being a corporation), it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Bye-law shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) in respect of the number and class of shares specified in the relevant authorisation including the right to vote individually on a show of hands.";

(w) by substituting the existing Bye-law 86(1) with the following new Bye-law 86(1):

"(1) Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2). There shall be no maximum number of Directors unless otherwise determined from time to time by the Members in general meeting. The Directors shall be elected or appointed in the first place at the statutory meeting of Members and thereafter at the annual general meeting in accordance with Bye-law 87 or at any special general meeting and shall hold office until the next appointment of Directors or until their successors are elected or appointed. Any general meeting may authorise the Board to fill any vacancy in their number left unfilled at a general meeting.";

(x) by substituting the existing Bye-law 88 with the following new Bye-law 88:

"88. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a Notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office or at the Registration Office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days and that the period for lodgement of such Notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting.";

(y) by deleting the words "whereupon the Board resolves to accept such resignation" appearing at the end of Bye-law 89(1);

(z) by substituting the word "Directors" appearing in the fifteenth line of Bye-law 100(c) with the word "directors";

(aa) by substituting the existing Bye-law 103 with the following new Bye-law 103:

"103. (1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the Director and/or

his associate(s) is/are beneficially interested in five (5) per cent. or more of the issued shares or of the voting rights of any class of shares of such company (or any third company through which his interest or that of any of his associates is derived); or

(vi) any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded to the employees to which such scheme or fund relates.

(2) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder.

(3) Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(4) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be

decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.";

(ab) by deleting the sentence "Any Director may waive notice of any meeting either prospectively or retrospectively." appearing at the end of Bye-law 115;

(ac) by inserting the word ", electronic" after the words "conference telephone" appearing in the second line of Bye-law 116(2);

(ad) by substituting the existing Bye-law 122 with the following new Bye-law 122:

"122. A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill-health or disability, and all the alternate Directors, if appropriate, whose appointors are temporarily unable to act as aforesaid shall be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held provided that such number is sufficient to constitute a quorum and that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Bye-laws and further provided that no Director is aware of or has received any objection to the resolution from any Director. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or alternate Directors and for this purpose a facsimile signature of a Director or an alternate Director shall be treated as valid.";

(ae) by substituting the word "or" appearing in the fourth line of Bye-law 123 after the words "any member" with the word "of";

(af) by substituting the existing Bye-law 127(4) with the following new Bye-law 127(4):

"(4) Where the Company appoints and maintains a resident representative ordinarily resident in Bermuda in accordance with the Act, the resident representative shall comply with the provisions of the Act.

The Company shall provide the resident representative with such documents and information as the resident representative may require in order to be able to comply with the provisions of the Act.

The resident representative shall be entitled to have notice of, attend and be heard at all meetings of the Directors or of any committee of such

Directors or general meetings of the Company.";

(ag) by substituting the existing Bye-laws 132(1)(a) and 132(1)(b) with the following new Bye-laws 132(1)(a) and 132(1)(b):

"132. (1) The Board shall cause to be kept in one or more books at the Office a Register of Directors and Officers and shall enter therein the following particulars with respect to each Director and Officer, that is to say:

(a) in the case of an individual, his or her present first name, surname and address; and

(b) in the case of a company, its name and registered office.";

(ah) by renumbering the existing Bye-law 133 as Bye-law 133(1) and by inserting the following new Bye-law 133(2):

"(2) Minutes prepared in accordance with the Act and these Bye-laws shall be kept by the Secretary at the Office.";

(ai) by renumbering the existing Bye-law 136 as Bye-law 136(1) and by inserting the following new Bye-law 136(2):

"(2) Notwithstanding any provision contained in these Bye-laws, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Bye-law and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Bye-law shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim."

(aj) by substituting the existing Bye-laws 153(A) and 153(B) with the following new Bye-laws 153, 153A and 153B:

"153. Subject to Section 88 of the Act and Bye-law 153A, a printed copy of the Directors' report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors' report, shall be sent to each person entitled thereto at least twenty one (21) days before the date of the general meeting and laid before the Company in general

meeting in accordance with the requirements of the Act provided that this Bye-law shall not require a copy of those documents to be sent to any person whose address the Company is not aware of or to more than one of the joint holders of any shares or debentures.

153A. To the extent permitted by and subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Bye-law 153 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company's annual accounts and the directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company's annual financial statement and the directors' report thereon.

153B. The requirement to send to a person referred to in Bye-law 153 the documents referred to in that provision or a summary financial report in accordance with Bye-law 153A shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Bye-law 153 and, if applicable, a summary financial report complying with Bye-law 153A, on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents."

(ak) by substituting the words "fourteen (14) days" appearing in the fifth line of Bye-law 154(2) with the words "twenty-one (21) days";

(al) by substituting the existing Bye-law 160 with the following new Bye-law 160:

"160. Any Notice or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designated Stock Exchange), whether or not, to be given or issued under these Bye-laws from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered by the Company on or to any Member either personally or by sending it through

the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appointed newspapers (as defined in the Act) or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website or the website of the Designated Stock Exchange, and giving to the Member a notice stating that the notice or other document is available there (a "notice of availability"). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.";

(am) by substituting the existing Bye-law 161 with the following new Bye-law 161:

"161. Any Notice or other document:

(a) if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice placed on the Company's website or the website of the Designated Stock Exchange, is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;

(c) if served or delivered in any other manner contemplated by these Bye laws, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch, transmission or publication; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof; and

(d) may be given to a Member either in the English language or the Chinese language, subject to due compliance with all applicable Statutes, rules and regulations.";

(an) by inserting, in Bye-law 164, after the words "a cable or telex or facsimile", the following words:

"or electronic";

and

(ao) by substituting the word "respecting" with the words "in respect of" in Bye-law 169;

and

THAT the directors of the Company be and are hereby authorised to do all such acts, deeds and things as they shall, in their absolute discretion deem fit, in order to effect and complete the foregoing."

11. **CLOSE OF MEETING**

There being no other business, the Chairman of the meeting declared the meeting closed.

Chairman

e-KONG GROUP LIMITED

2004 ANNUAL GENERAL MEETING
二零零四年股東週年大會

Held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Tuesday, 18 May 2004 at 10:00 a.m.

於二零零四年五月十八日(星期二)上午十時正假座香港金鐘道 89 號力寶中心第二座 3805 室舉行。

ATTENDANCE REGISTER OF DIRECTORS
董事出席名冊

Name 姓名	Position 職位	Signature 簽署
Richard John Siemens	Chairman 主席	[signature]
Kuldeep Saran	Deputy Chairman 副主席	[signature]
Lim Shyang Guey 林祥貴	Executive Director 執行董事	[signature]
William Bruce Hicks	Non-Executive Director 非執行董事	ABSENT
Shane Frederick Weir 韋雅成	Independent Non-Executive Director 獨立非執行董事	[signature]
Matthew Brian Rosenberg	Independent Non-Executive Director 獨立非執行董事	ABSENT

e-KONG GROUP LIMITED

2004 ANNUAL GENERAL MEETING
二零零四年股東週年大會

Held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Tuesday, 18 May 2004 at 10:00 a.m.

於二零零四年五月十八日(星期二)上午十時正假座香港金鐘道 89 號力寶中心第二座 3805 室舉行。

ATTENDANCE REGISTER OF SHAREHOLDERS
股東出席名冊

Name 出席者姓名	Please indicate if you are: 請表明閣下為： -Shareholder (S) 股東本人 -Representative of corporate shareholder (CR) 股東代表 -Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如為 (CR) 或 (P)，請填寫所代表之股東姓名。	Registered Shareholdings 登記股數	Signature 簽署
Richard John Siemens (Chairman)	P – HKSCC Nominees Limited	40,973,514	[signature]
Kuldeep Saran	S	400	[signature]
Lau Yuet Ngo	P – William Bruce Hicks	400	[signature]
Ip Oi Mei	P – Future (Holdings) Limited	67,632,428	[signature]
Leung Choi Wan	P – Great Wall Holdings Limited	67,632,428	[signature]

ATTENDANCE REGISTER OF SHAREHOLDERS

股 東 出 席 名 冊

Name 出席者姓名	Please indicate if you are: 請表明閣下爲： -Shareholder (S) 股東本人 -Representative of corporate shareholder (CR) 股東代表 -Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如爲 (CR) 或 (P)，請填寫所代表之股東姓名。	Registered Shareholdings 登記股數	Signature 簽署
Ip Koon Yee	P – Goldstone Trading Limited	67,632,827	
Mak Pui Ying	P – Yuen Moon Chung	504,000	
Lai Pik Ling Irene	S	576	
Chan Chiu Ming	~~P – Tong Shuk Yin or~~ P – Tong Shuk Fun	10,000	

e-KONG GROUP LIMITED

2004 ANNUAL GENERAL MEETING
二零零四年股東週年大會

Held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Tuesday, 18 May 2004 at 10:00 a.m.

於二零零四年五月十八日(星期二)上午十時正假座香港金鐘道 89 號力寶中心第二座 3805 室舉行。

ATTENDANCE REGISTER OF NON-SHAREHOLDERS
非股東出席名冊

Name (in capital letters) 姓名 (請用正楷填寫)	Signature 簽署
CHAN YEE BUN – Chief Financial Officer	[signature]
LAU WAI MING RAYMOND – Company Secretary	[signature]
MARK FONG – Moores Rowland Mazars	[signature]
EUNICE KWOK – Moores Rowland Mazars	[signature]
VIRGINIA NG – Secretaries Limited	[signature]
CHRISTINA LAI – Secretaries Limited	[signature]
Elsa Ng – Secretaries Ltd.	[signature]

e-KONG Group Limited
3805 Tower II, Lippo Centre
89 Queensway, Hong Kong
Tel : +852 2296 9700
Fax : +852 3101 0194
Web : www.e-kong.com

e-KONG

Your Ref: LD20040415-00026

BY HAND

19 MAY 2004

The Listing Division
The Stock Exchange of Hong Kong Limited
11/F., One International Finance Centre
1 Harbour View Street
Central, Hong Kong

Attention: Ms. Dion Wong / Ms. Jacqueline Wong / Ms. Vivian Lau

Dear Sirs

Company Name	:	**e-Kong Group Limited (the "Company")**
Case Number	:	**20030401-F00524-0278**
Transaction Type	:	**General Mandates and Cancellation of Authorised Preference Share Capital and Amendments to the Bye-laws**

We enclose herewith eight certified copies of minutes of the annual general meeting of the Company held on 18 May 2004 approving (1) the general mandate to issue and to repurchase the Company's shares and (2) amendments to the Bye-laws for your attention.

Yours faithfully
For and on behalf of
e-Kong Group Limited

Lau Wai Ming Raymond
Company Secretary
Encls.

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

MINUTES OF THE ANNUAL GENERAL MEETING OF THE COMPANY HELD AT 3805 TOWER II, LIPPO CENTRE, 89 QUEENSWAY, HONG KONG ON TUESDAY, 18 MAY 2004 AT 10:00 A.M.

Directors In Attendance

Present : The names of directors are as set out in the attendance sheet annexed hereto.

Shareholders In Attendance

CERTIFIED TRUE COPY

Present : The names of shareholders are as set out in the attendance sheet annexed hereto.

~~Director~~ / Secretary

Date : 19 MAY 2004

Others In Attendance

Present : The names of non-shareholders are as set out in the the attendance sheet annexed hereto.

1. **CHAIRMAN OF THE MEETING**
   Mr. Richard John Siemens took the chair for the meeting.

2. **NOTICE AND QUORUM**
   With due notice of the meeting given to all the shareholders of the Company and the necessary quorum under the Company's Bye-laws being present, the meeting was declared duly convened and constituted.

   The notice convening the meeting dated 2 April 2004 and the business set out thereto ("Notice of Annual General Meeting") were taken as read.

3. **AUDITED FINANCIAL STATEMENTS**
   IT WAS NOTED THAT the Auditors' Report on the financial statements of the Company and of the Group in the Company's 2003 annual report to the shareholders was taken as read.

   IT WAS RESOLVED THAT the audited financial statements of the Company and of the Group for the year ended 31 December 2003 and the report of the directors and of the auditors thereon submitted to the meeting be and are hereby received and adopted.

4. **RE-ELECTION AND RENUMERATION OF DIRECTORS**

The Chairman of the meeting reported that, in accordance with the Bye-laws of the Company, Messrs. Shane Frederick Weir and Matthew Brian Rosenberg retired at the meeting and offered themselves for re-election.

IT WAS RESOLVED :

(a) **THAT** Mr. Shane Frederick Weir be and is hereby re-elected director of the Company;

(b) **THAT** Mr. Matthew Brian Rosenberg be and is hereby re-elected director of the Company; and

(c) **THAT** the board of directors be and is hereby authorised to fix the remuneration of directors of the Company for the year ending 31 December 2004.

5. **RE-APPOINTMENT OF AUDITORS**

It was noted that Messrs. Moores Rowland, the retiring auditors, merged with Messrs. Mazars on 1 October 2003 and are now practicing under the name of Moores Rowland Mazars.

IT WAS RESOLVED THAT Messrs. Moores Rowland Mazars, *Chartered Accountants, Certified Public Accountants*, be and are hereby re-appointed auditors of the Company to hold office until the conclusion of the next Annual General Meeting of the Company at a remuneration to be fixed by the board of directors.

6. **GENERAL MANDATE TO ISSUE NEW SHARES**

IT WAS NOTED THAT a circular together with an explanatory statement containing details of general mandates to repurchase shares and to issue shares was circulated to the shareholders together with the Company's 2003 annual report.

IT WAS RESOLVED THAT the following Resolution 4(A) as set out in the Notice of Annual General Meeting dated 2 April 2004 ("Resolution 4(A)"), as special business, be and is hereby passed as an Ordinary Resolution:-

"THAT:-

(a) subject to paragraph (c) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue or otherwise deal with additional shares of HK$0.01 each in the capital of the Company, or securities convertible into shares, or options, warrants or similar rights to subscribe for any shares, and to make or grant offers, agreements or options which would or might require the exercise of such powers, subject to and in accordance

with all applicable laws, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) and issued by the directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to issue of shares as a result of:

(i) a Rights Issue (as hereinafter defined); or

(ii) any scrip dividend or similar arrangement providing for the allotment of shares, in lieu of the whole or part of a dividend on shares of the Company, pursuant to the Bye-laws of the Company from time to time; or

(iii) the exercise of any option granted under any share option scheme or similar arrangement for the time being adopted and approved by the shareholders of the Company for the grant or issue to directors or employees or eligible participants of the Company and/or any of its subsidiaries of shares or rights to acquire shares in the Company; or

(iv) the exercise of redemption or conversion rights attaching to the non-cumulative convertible redeemable preference shares of HK$1.00 each in the capital of the Company which may be issued by the Company; or

(v) the exercise of subscription rights or conversion rights attaching to any warrants or any other securities convertible into shares which may be issued by the Company,

shall not exceed 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws, or the requirements of any recognised regulatory body or any stock exchange, in any territory applicable to the Company)."

7. **GENERAL MANDATE TO REPURCHASE SHARES**

IT WAS RESOLVED THAT the following Resolution 4(B) as set out in the Notice of Annual General Meeting dated 2 April 2004 ("Resolution 4(B)"), as special business, be and is hereby passed as an Ordinary Resolution:-

"**THAT** :-

(a) subject to paragraph (b) of this Resolution, the exercise by the directors of the Company during the Relevant Period (as hereinafter defined) of all the powers of the Company to repurchase the shares of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), or on any other stock exchange on which the shares of the Company may be listed and which is recognised by the Securities and Futures Commission and the Stock Exchange for this purpose ("Recognised Stock Exchange"), subject to and in accordance with all applicable laws and/or the requirements of the Rules Governing the Listing of Securities on the Stock Exchange and, if applicable, any other Recognised Stock Exchange, as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to paragraph (a) of this Resolution during the Relevant Period shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-laws of the Company or any applicable law to be held; and

(iii) the date on which the authority given under this Resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting."

8. **EXTENSION OF GENERAL MANDATE TO ISSUE NEW SHARES**

IT WAS RESOLVED THAT the following Resolution 4(C) as set out in the Notice of Annual General Meeting dated 2 April 2004, as special business, be and is hereby passed as an Ordinary Resolution:-

"**THAT** conditional upon Resolutions 4A and 4B above being passed, the general mandate granted to directors of the Company for the time being in force to exercise the powers of the Company to allot, issue and deal with additional shares of the Company pursuant to Resolution 4A be and is hereby extended by the addition to the aggregate nominal amount of share capital of the Company which may be allotted, issued, and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with by the directors of the Company pursuant to such general mandate of an amount representing the aggregate nominal amount of the shares repurchased by the Company under the authority granted pursuant to Resolution 4B, provided that such extended amount shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution."

9. **CANCELLATION OF PREFERENCE SHARES OF THE COMPANY**

IT WAS RESOLVED THAT the following Resolution 5 as set out in the Notice of Annual General Meeting dated 2 April 2004, as special business, be and is hereby passed as an Ordinary Resolution:-

"**THAT** all of the authorised but unissued convertible preference share capital of the Company, being HK$288,292,402 divided into 288,292,402 convertible preference shares of HK$1.00 each be and is hereby cancelled (the "Diminution") and the directors of the Company be and are hereby authorised generally to do all such acts, deeds and things as they may, in their absolute discretion, consider necessary or appropriate to effect and implement the Diminution."

10. **AMENDMENTS TO THE BYE-LAWS OF THE COMPANY**

IT WAS RESOLVED THAT the following Resolution 6 as set out in the Notice of Annual General Meeting dated 2 April 2004, as special business, be and is hereby passed as a Special Resolution:-

"**THAT** the existing Bye-laws of the Company be and are hereby amended in the following manner:

(a) by inserting the following new definition after the definition of "Act" in Bye-law 1:

' "associate" the meaning attributed to it in the rules of the Designated Stock Exchange.';

(b) by substituting the existing definitions of "clearing house" and "Company" in Bye-law 1 with the following new definitions:

' "clearing house" a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction.'

' "Company" e-Kong Group Limited.';

(c) by deleting the words "and preference shares of HK$1.00 each" and the words "on 22 November 2002" in Bye-law 3(1);

(d) by substituting the existing Bye-law 6 with the following new Bye-law 6:

"6. The Company may from time to time by special resolution, subject to any confirmation or consent required by law, reduce its authorised or issued share capital or, save for the use of share premium as expressly permitted by the Act, any share premium account or other undistributable reserve.";

(e) (i) by inserting after the words "Subject to Sections 42 and 43 of the Act," appearing at the beginning of Bye-law 9, the words "these Bye-laws, and any special rights conferred on the holders of any shares or attaching to any class of shares,"; and

(ii) by inserting the following new sentences at the end of Bye-law 9:

"Where the Company purchases for redemption a redeemable share, purchases not made through the market or by tender shall be limited to a maximum price as may from time to time be determined by the Company in general meeting, either generally or with regard to specific purchases. If

purchases are by tender, tenders shall be available to all Members alike.";

(f) by deleting Bye-law 9A in its entirety;

(g) by inserting after the words "two persons" appearing in the second line of Bye-law 10(a) and the words "two holders present in person" appearing in the fourth line of Bye-law 10(a), the words "(or in the case of a Member being a corporation, its duly authorised representative)";

(h) by substituting in Bye-law 12(1), the words "Subject to the Act and these Bye-laws" with the following words:

"Subject to the Act, these Bye-laws and any direction that may be given by the Company in general meeting";

(i) by substituting the existing Bye-law 19 with the following new Bye-law 19:

"19. Share certificates shall be issued within the relevant time limit as prescribed in the Act or as the Designated Stock Exchange may from time to time determine, whichever is the shorter, after allotment or, except in the case of a transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgment of a transfer with the Company.";

(j) by substituting, in Bye-law 20(2), the words "$2 or such other" with the words "the relevant";

(k) by deleting the second sentence "The Directors may make arrangements on the issue of shares for a difference between the shareholders in the amount of calls to be paid and in the times of payment." appearing at the end of Bye-law 26;

(l) by inserting, in Bye-law 43(1)(a), after the words "the name and address of each Member, the number and class of shares held by him and" the words ", in respect of any shares that are not fully paid,";

(m) by inserting, in Bye-law 44, after the words "any other newspapers in accordance with the requirements of any Designated Stock Exchange", the following words:

"or by any means and in such manner as may be accepted by the Designated Stock Exchange";

(n) by deleting the existing Bye-law 46 in its entirety and replacing therewith the following new Bye-law 46:

"46. Subject to these Bye-laws, any Member may transfer all or any of

his shares by an instrument of transfer in the usual or common form or in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board may approve from time to time.";

(o) by substituting the word "The" appearing at the beginning of the second sentence in Bye-law 47 with the words "Without prejudice to Bye-law 46, the";

(p) by inserting, in Bye-law 51, after the words "and, where applicable, any other newspapers in accordance with the requirements of the Designated Stock Exchange", the following words:

"or by any means and in such manner as may be accepted by the Designated Stock Exchange";

(q) by substituting the words "of incorporation" appearing in the second line of Bye-law 56 with the words "in which its statutory meeting is convened";

(r) by substituting the second sentence in Bye-law 61(2) with the following new sentence:

"Two (2) Members entitled to vote and present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy shall form a quorum for all purposes.";

(s) by substituting the existing Bye-law 66 with the following new Bye-law 66:

"66. Subject to any special rights or restrictions as to voting for the time being attached to any shares by or in accordance with these Bye-laws, at any general meeting on a show of hands every Member present in person (or being a corporation, is present by a representative duly authorised under Section 78 of the Act), or by proxy shall have one vote and on a poll every Member present in person or by proxy or, in the case of a Member being a corporation, by its duly authorised representative shall have one vote for every fully paid share of which he is the holder but so that no amount paid up or credited as paid up on a share in advance of calls or instalments is treated for the foregoing purposes as paid up on the share. Notwithstanding anything contained in these Bye-laws, where more than one proxy is appointed by a Member which is a clearing house (or its nominee(s)), each such proxy shall have one vote on a show of hands. A resolution put to the vote of a meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or

(c) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all Members having the right to vote at the meeting; or

(d) by a Member or Members present in person (or in the case of a Member being a corporation by its duly authorised representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

A demand by a person as proxy for a Member or in the case of a Member being a corporation by its duly authorised representative shall be deemed to be the same as a demand by a Member.";

(t) by re-numbering the existing Bye-law 76 as Bye-law 76(1) and by inserting the following new Bye-law 76(2):

"(2) Where the Company has knowledge that any Member is, under the rules of the Designated Stock Exchange, required to abstain from voting on any particular resolution of the Company or restricted to voting only for or only against any particular resolution of the Company, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.";

(u) by substituting the existing Bye-law 78 with the following new Bye-law 78:

"78. Any Member entitled to attend and vote at a meeting of the Company shall be entitled to appoint another person as his proxy to attend and vote instead of him. A Member who is the holder of two or more shares may appoint more than one proxy to represent him and vote on his behalf at a general meeting of the Company or at a class meeting. A proxy need not be a Member. In addition, a proxy or proxies representing either a Member who is an individual or a Member which is a corporation shall be entitled to exercise the same powers on behalf of the Member which he or they represent as such Member could exercise.";

(v) by substituting the existing Bye-law 84(2) with the following new Bye-law 84(2):

"(2) Where a Member is a clearing house (or its nominee(s) and, in each case, being a corporation), it may authorise such persons as it thinks fit to act as its representatives at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Bye-law shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of the shares of the Company held by the clearing house (or its nominee(s)) in respect of the number and class of shares specified in the relevant authorisation including the right to vote individually on a show of hands.";

(w) by substituting the existing Bye-law 86(1) with the following new Bye-law 86(1):

"(1) Unless otherwise determined by the Company in general meeting, the number of Directors shall not be less than two (2). There shall be no maximum number of Directors unless otherwise determined from time to time by the Members in general meeting. The Directors shall be elected or appointed in the first place at the statutory meeting of Members and thereafter at the annual general meeting in accordance with Bye-law 87 or at any special general meeting and shall hold office until the next appointment of Directors or until their successors are elected or appointed. Any general meeting may authorise the Board to fill any vacancy in their number left unfilled at a general meeting.";

(x) by substituting the existing Bye-law 88 with the following new Bye-law 88:

"88. No person other than a Director retiring at the meeting shall, unless recommended by the Directors for election, be eligible for election as a Director at any general meeting unless a Notice signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose such person for election and also a Notice signed by the person to be proposed of his willingness to be elected shall have been lodged at the head office or at the Registration Office provided that the minimum length of the period, during which such Notice(s) are given, shall be at least seven (7) days and that the period for lodgement of such Notice(s) shall commence no earlier than the day after the dispatch of the notice of the general meeting appointed for such election and end no later than seven (7) days prior to the date of such general meeting.";

(y) by deleting the words "whereupon the Board resolves to accept such resignation" appearing at the end of Bye-law 89(1);

(z) by substituting the word "Directors" appearing in the fifteenth line of Bye-law 100(c) with the word "directors";

(aa) by substituting the existing Bye-law 103 with the following new Bye-law 103:

"103. (1) A Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associates is materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associates or obligations incurred or undertaken by him or any of his associates at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase, where the Director or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder other than a company in which the Director and/or

his associate(s) is/are beneficially interested in five (5) per cent. or more of the issued shares or of the voting rights of any class of shares of such company (or any third company through which his interest or that of any of his associates is derived); or

(vi) any proposal concerning the adoption, modification or operation of a share option scheme, a pension fund or retirement, death or disability benefits scheme or other arrangement which relates both to directors, his associates and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not accorded to the employees to which such scheme or fund relates.

(2) A company shall be deemed to be a company in which a Director and/or his associate(s) owns five (5) per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in five (5) per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which his interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director is interested only as a unit holder.

(3) Where a company in which a Director and/or his associate(s) holds five (5) per cent. or more is materially interested in a transaction, then that Director and/or his associate(s) shall also be deemed materially interested in such transaction.

(4) If any question shall arise at any meeting of the Board as to the materiality of the interest of a Director (other than the chairman of the meeting) or as to the entitlement of any Director (other than such chairman) to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to such other Director shall be final and conclusive except in a case where the nature or extent of the interest of the Director concerned as known to such Director has not been fairly disclosed to the Board. If any question as aforesaid shall arise in respect of the chairman of the meeting such question shall be

decided by a resolution of the Board (for which purpose such chairman shall not vote thereon) and such resolution shall be final and conclusive except in a case where the nature or extent of the interest of such chairman as known to such chairman has not been fairly disclosed to the Board.";

(ab) by deleting the sentence "Any Director may waive notice of any meeting either prospectively or retrospectively." appearing at the end of Bye-law 115;

(ac) by inserting the word ", electronic" after the words "conference telephone" appearing in the second line of Bye-law 116(2);

(ad) by substituting the existing Bye-law 122 with the following new Bye-law 122:

"122. A resolution in writing signed by all the Directors except such as are temporarily unable to act through ill-health or disability, and all the alternate Directors, if appropriate, whose appointors are temporarily unable to act as aforesaid shall be as valid and effectual as if a resolution had been passed at a meeting of the Board duly convened and held provided that such number is sufficient to constitute a quorum and that a copy of such resolution has been given or the contents thereof communicated to all the Directors for the time being entitled to receive notices of Board meetings in the same manner as notices of meetings are required to be given by these Bye-laws and further provided that no Director is aware of or has received any objection to the resolution from any Director. Such resolution may be contained in one document or in several documents in like form each signed by one or more of the Directors or alternate Directors and for this purpose a facsimile signature of a Director or an alternate Director shall be treated as valid.";

(ae) by substituting the word "or" appearing in the fourth line of Bye-law 123 after the words "any member" with the word "of";

(af) by substituting the existing Bye-law 127(4) with the following new Bye-law 127(4):

"(4) Where the Company appoints and maintains a resident representative ordinarily resident in Bermuda in accordance with the Act, the resident representative shall comply with the provisions of the Act.

The Company shall provide the resident representative with such documents and information as the resident representative may require in order to be able to comply with the provisions of the Act.

The resident representative shall be entitled to have notice of, attend and be heard at all meetings of the Directors or of any committee of such

Directors or general meetings of the Company.";

(ag) by substituting the existing Bye-laws 132(1)(a) and 132(1)(b) with the following new Bye-laws 132(1)(a) and 132(1)(b):

"132. (1) The Board shall cause to be kept in one or more books at the Office a Register of Directors and Officers and shall enter therein the following particulars with respect to each Director and Officer, that is to say:

(a) in the case of an individual, his or her present first name, surname and address; and

(b) in the case of a company, its name and registered office.";

(ah) by renumbering the existing Bye-law 133 as Bye-law 133(1) and by inserting the following new Bye-law 133(2):

"(2) Minutes prepared in accordance with the Act and these Bye-laws shall be kept by the Secretary at the Office.";

(ai) by renumbering the existing Bye-law 136 as Bye-law 136(1) and by inserting the following new Bye-law 136(2):

"(2) Notwithstanding any provision contained in these Bye-laws, the Directors may, if permitted by applicable law, authorise the destruction of documents set out in sub-paragraphs (a) to (e) of paragraph (1) of this Bye-law and any other documents in relation to share registration which have been microfilmed or electronically stored by the Company or by the share registrar on its behalf provided always that this Bye-law shall apply only to the destruction of a document in good faith and without express notice to the Company and its share registrar that the preservation of such document was relevant to a claim."

(aj) by substituting the existing Bye-laws 153(A) and 153(B) with the following new Bye-laws 153, 153A and 153B:

"153. Subject to Section 88 of the Act and Bye-law 153A, a printed copy of the Directors' report, accompanied by the balance sheet and profit and loss account, including every document required by law to be annexed thereto, made up to the end of the applicable financial year and containing a summary of the assets and liabilities of the Company under convenient heads and a statement of income and expenditure, together with a copy of the Auditors' report, shall be sent to each person entitled thereto at least twenty one (21) days before the date of the general meeting and laid before the Company in general

meeting in accordance with the requirements of the Act provided that this Bye-law shall not require a copy of those documents to be sent to any person whose address the Company is not aware of or to more than one of the joint holders of any shares or debentures.

153A. To the extent permitted by and subject to due compliance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, and to obtaining all necessary consents, if any, required thereunder, the requirements of Bye-law 153 shall be deemed satisfied in relation to any person by sending to the person in any manner not prohibited by the Statutes, a summary financial statement derived from the Company's annual accounts and the directors' report which shall be in the form and containing the information required by applicable laws and regulations, provided that any person who is otherwise entitled to the annual financial statements of the Company and the directors' report thereon may, if he so requires by notice in writing served on the Company, demand that the Company sends to him, in addition to a summary financial statement, a complete printed copy of the Company's annual financial statement and the directors' report thereon.

153B. The requirement to send to a person referred to in Bye-law 153 the documents referred to in that provision or a summary financial report in accordance with Bye-law 153A shall be deemed satisfied where, in accordance with all applicable Statutes, rules and regulations, including, without limitation, the rules of the Designated Stock Exchange, the Company publishes copies of the documents referred to in Bye-law 153 and, if applicable, a summary financial report complying with Bye-law 153A, on the Company's computer network or in any other permitted manner (including by sending any form of electronic communication), and that person has agreed or is deemed to have agreed to treat the publication or receipt of such documents in such manner as discharging the Company's obligation to send to him a copy of such documents."

(ak) by substituting the words "fourteen (14) days" appearing in the fifth line of Bye-law 154(2) with the words "twenty-one (21) days";

(al) by substituting the existing Bye-law 160 with the following new Bye-law 160:

"160. Any Notice or document (including any "corporate communication" within the meaning ascribed thereto under the rules of the Designated Stock Exchange), whether or not, to be given or issued under these Bye-laws from the Company to a Member shall be in writing or by cable, telex or facsimile transmission message or other form of electronic transmission or communication and any such Notice and document may be served or delivered

the post in a prepaid envelope addressed to such Member at his registered address as appearing in the Register or at any other address supplied by him to the Company for the purpose or, as the case may be, by transmitting it to any such address or transmitting it to any telex or facsimile transmission number or electronic number or address or website supplied by him to the Company for the giving of Notice to him or which the person transmitting the notice reasonably and bona fide believes at the relevant time will result in the Notice being duly received by the Member or may also be served by advertisement in appointed newspapers (as defined in the Act) or in newspapers published daily and circulating generally in the territory of and in accordance with the requirements of the Designated Stock Exchange or, to the extent permitted by the applicable laws, by placing it on the Company's website or the website of the Designated Stock Exchange, and giving to the Member a notice stating that the notice or other document is available there (a "notice of availability"). The notice of availability may be given to the Member by any of the means set out above. In the case of joint holders of a share all notices shall be given to that one of the joint holders whose name stands first in the Register and notice so given shall be deemed a sufficient service on or delivery to all the joint holders.";

(am) by substituting the existing Bye-law 161 with the following new Bye-law 161:

"161. Any Notice or other document:

(a) if served or delivered by post, shall where appropriate be sent by airmail and shall be deemed to have been served or delivered on the day following that on which the envelope containing the same, properly prepaid and addressed, is put into the post; in proving such service or delivery it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly addressed and put into the post and a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board that the envelope or wrapper containing the notice or other document was so addressed and put into the post shall be conclusive evidence thereof;

(b) if sent by electronic communication, shall be deemed to be given on the day on which it is transmitted from the server of the Company or its agent. A notice placed on the Company's website or the website of the Designated Stock Exchange, is deemed given by the Company to a Member on the day following that on which a notice of availability is deemed served on the Member;

(c) if served or delivered in any other manner contemplated by these Bye laws, shall be deemed to have been served or delivered at the time of personal service or delivery or, as the case may be, at the time of the relevant despatch, transmission or publication; and in proving such service or delivery a certificate in writing signed by the Secretary or other officer of the Company or other person appointed by the Board as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence thereof; and

(d) may be given to a Member either in the English language or the Chinese language, subject to due compliance with all applicable Statutes, rules and regulations.";

(an) by inserting, in Bye-law 164, after the words "a cable or telex or facsimile", the following words:

"or electronic";

and

(ao) by substituting the word "respecting" with the words "in respect of" in Bye-law 169;

and

THAT the directors of the Company be and are hereby authorised to do all such acts, deeds and things as they shall, in their absolute discretion deem fit, in order to effect and complete the foregoing."

11. **CLOSE OF MEETING**

There being no other business, the Chairman of the meeting declared the meeting closed.

Chairman

e-KONG GROUP LIMITED

2004 ANNUAL GENERAL MEETING
二 零 零 四 年 股 東 週 年 大 會

Held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Tuesday, 18 May 2004 at 10:00 a.m.

於二零零四年五月十八日(星期二)上午十時正假座香港金鐘道 89 號力寶中心第二座 3805 室舉行。

ATTENDANCE REGISTER OF DIRECTORS
董 事 出 席 名 冊

Name 姓 名	Position 職 位	Signature 簽 署
Richard John Siemens	Chairman 主 席	[signature]
Kuldeep Saran	Deputy Chairman 副 主 席	[signature]
Lim Shyang Guey 林 祥 貴	Executive Director 執 行 董 事	[signature]
William Bruce Hicks	Non-Executive Director 非 執 行 董 事	ABSENT
Shane Frederick Weir 韋 雅 成	Independent Non-Executive Director 獨 立 非 執 行 董 事	[signature]
Matthew Brian Rosenberg	Independent Non-Executive Director 獨 立 非 執 行 董 事	ABSENT

e-KONG GROUP LIMITED

2004 ANNUAL GENERAL MEETING
二 零 零 四 年 股 東 週 年 大 會

Held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Tuesday, 18 May 2004 at 10:00 a.m.

於二零零四年五月十八日(星期二)上午十時正假座香港金鐘道 89 號力寶中心第二座 3805 室舉行。

ATTENDANCE REGISTER OF SHAREHOLDERS
股 東 出 席 名 冊

Name 出席者姓名	Please indicate if you are: 請表明閣下為： -Shareholder (S) 股東本人 -Representative of corporate shareholder (CR) 股東代表 -Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如為 (CR) 或 (P)，請填寫所代表之股東姓名。	Registered Shareholdings 登記股數	Signature 簽署
Richard John Siemens (Chairman)	P – HKSCC Nominees Limited	40,973,514	
Kuldeep Saran	S	400	
Lau Yuet Ngo	P – William Bruce Hicks	400	
Ip Oi Mei	P – Future (Holdings) Limited	67,632,428	
Leung Choi Wan	P – Great Wall Holdings Limited	67,632,428	

ATTENDANCE REGISTER OF SHAREHOLDERS
股東出席名冊

Name 出席者姓名	Please indicate if you are: 請表明閣下為： -Shareholder (S) 股東本人 -Representative of corporate shareholder (CR) 股東代表 -Proxy of a shareholder (P) 股東委派人 If (CR) or (P), please state name of the shareholder you attend for. 如為 (CR) 或 (P)，請填寫所代表之股東姓名。	Registered Shareholdings 登記股數	Signature 簽署
Ip Koon Yee	P – Goldstone Trading Limited	67,632,827	
Mak Pui Ying	P – Yuen Moon Chung	504,000	
Lai Pik Ling Irene	S	576	
Chan Chiu Ming	~~P – Tong Shuk Yin or~~ P – Tong Shuk Fun	10,000	

e-KONG GROUP LIMITED

2004 ANNUAL GENERAL MEETING
二 零 零 四 年 股 東 週 年 大 會

Held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Tuesday, 18 May 2004 at 10:00 a.m.

於二零零四年五月十八日(星期二)上午十時正假座香港金鐘道 89 號力寶中心第二座 3805 室舉行。

ATTENDANCE REGISTER OF NON-SHAREHOLDERS
非 股 東 出 席 名 冊

Name (in capital letters) 姓名 (請用正楷填寫)	Signature 簽署
CHAN YEE BUN – Chief Financial Officer	[signature]
LAU WAI MING RAYMOND – Company Secretary	[signature]
MARK FONG – Moores Rowland Mazars	[signature]
EUNICE KWOK – Moores Rowland Mazars	[signature]
VIRGINIA NG – Secretaries Limited	[signature]
CHRISTINA LAI – Secretaries Limited	[signature]
Elsa Ng – Secretaries Ltd.	[signature]

Companies Registry
公司註冊處

RECEIVED
2004 JUN 22 A 9:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 表格 **ARF1**

Annual Return of an Oversea Company
海外公司周年申報表

Company Number 公司編號

F 6726

1 **Company Name 公司名稱**

e-Kong Group Limited

2 **Year of Annual Return 周年申報表年度** **2004**

(Note 註 2) 3 **Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期**

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	01	2003	To 至	31	12	2003

4 **Confirmation 確認書**

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第 335 條所知會的各項更改(如有的話)外，根據第 333 條所交付的文件及詳情並無任何更改。

Signed 簽名 : [signature]

(Name 姓名) : (LAU WAI MING RAYMOND) Date 日期 : 21 MAY 2004

~~Director~~/Secretary/~~Manager~~/
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

e-Kong Group Limited
3805 Tower II
Lippo Centre
89 Queensway
Hong Kong

Tel : 3101 3046

For O
請勿填

Your Receipt
Companies Registry
H.K.

21/05/2004	CC554756
CR No. :	F-006726-
Sh. Form :	ARF1
13	$140.00
TOTAL(CHQ)	$140.00

Specification No. 1/98
指明編號第 1/98 號

e-KONG Group Limited

Annual Report 2003



Your Receipt
Companies Registry
H.K.

21/05/2004	CC554757
CR No. :	F-006726-
Sh. Form :	ACF
13	$20.00
TOTAL(CHQ)	$20.00

Looking ahead

e-K港NG

Financial Highlights

~~Director~~ / Secretary
Date : 21 MAY 2004

	2003 HK$'000	2002 HK$'000	% change
Turnover			
Telecommunication services			
• North America (ZONE US)	**264,997**	177,464	+49%
• Asia Pacific (ZONE Asia)	**133,131**	121,079	+10%
Others	**4,415**	18,203	-76%
	402,543	316,746	+27%
Gross Profit	**167,415**	89,760	+87%
EBITDA	**23,804**	(109,084)	
Net Loss	**(19,756)**	(186,274)	
Net Current Assets	**22,776**	3,018	+655%

Turnover (HK$'000)


400,000
200,000
0
263,896
316,746
402,543
2001
2002
2003
ZONE US
ZONE Asia
Others

Gross Profit (HK$'000) and Gross Profit as % of Turnover


200,000
100,000
0
40%
20%
0%
49,858
89,760
167,415
2001
2002
2003
Gross Profit
Gross Profit %

EBITDA (HK$'000)


0
(100,000)
(200,000)
(218,160)
(109,084)
23,804
2003

Net Loss (HK$'000)


0
(400,000)
(800,000)
(681,315)
(186,274)
2003
(19,756)

e-KONG Group's principal operating subsidiaries are in the business of providing telecommunication services. The Company is listed on the main board of the Hong Kong Stock Exchange (SEHK:524) and maintains a sponsored Level 1 ADR programme through The Bank of New York (Ticker Symbol:EKONY).

The Group's key operating business ZONE, presently operating in the United States, Hong Kong and Singapore, provides a broad range of telecommunication services utilising its web-enabled technology that offers customers a wide selection of voice and data-related services from multiple providers while empowering them with the tools to manage their telecommunication needs.

Companies Registry
公司註冊處

Form 表格 **ARF1**

Annual Return of an Oversea Company
海外公司周年申報表

Company Number 公司編號

F 6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Year of Annual Return 周年申報表年度

2004

(Note 註 2) **3 Period Covered by Accounts Enclosed 隨附帳目所涵蓋的會計結算始末日期**

DD 日	MM 月	YYYY 年		DD 日	MM 月	YYYY 年
01	01	2003	To 至	31	12	2003

4 Confirmation 確認書

This is to confirm that there has been no alteration in the documents and particulars delivered under section 333 other than the alterations, if any, notified under section 335 of the Companies Ordinance.

謹此確認，除根據公司條例第 335 條所知會的各項更改(如有的話)外，根據第 333 條所交付的文件及詳情並無任何更改。

Signed 簽名 : [signature]

(Name 姓名) : (LAU WAI MING RAYMOND) Date 日期 : 21 MAY 2004

~~Director~~／Secretary／~~Manager／~~
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

e-Kong Group Limited
3805 Tower II
Lippo Centre
89 Queensway
Hong Kong

Tel : 3101 3046

Specification No. 1/98
指明編號第 1/98 號

For O
請勿填

Your Receipt
Companies Registry
H.K.

21/05/2004	CC554756
CR No. :	F-006726-
Sh. Form :	ARF1
13	$140.00
TOTAL(CHQ)	$140.00

e-KONG Group Limited

Annual Report 2003

Looking ahead

Financial Highlights

~~Director~~ / Secretary
Date : 21 MAY 2004

	2003 HK$'000	2002 HK$'000	% change
Turnover			
Telecommunication services			
• North America (ZONE US)	**264,997**	177,464	+49%
• Asia Pacific (ZONE Asia)	**133,131**	121,079	+10%
Others	**4,415**	18,203	-76%
	402,543	316,746	+27%
Gross Profit	**167,415**	89,760	+87%
EBITDA	**23,804**	(109,084)	
Net Loss	**(19,756)**	(186,274)	
Net Current Assets	**22,776**	3,018	+655%

Turnover (HK$'000)



400,000
200,000
0
263,896
316,746
402,543
2001
2002
2003
ZONE US
ZONE Asia
Others

Gross Profit (HK$'000) and Gross Profit as % of Turnover



200,000
100,000
0
40%
20%
0%
49,858
89,760
167,415
2001
2002
2003
Gross Profit
Gross Profit %

EBITDA (HK$'000)



0
(100,000)
(200,000)
(218,160)
(109,084)
23,804
2003

Net Loss (HK$'000)



0
(400,000)
(800,000)
(681,315)
(186,274)
2003
(19,756)

e-KONG Group's principal operating subsidiaries are in the business of providing telecommunication services. The Company is listed on the main board of the Hong Kong Stock Exchange (SEHK:524) and maintains a sponsored Level 1 ADR programme through The Bank of New York (Ticker Symbol:EKONY).

The Group's key operating business ZONE, presently operating in the United States, Hong Kong and Singapore, provides a broad range of telecommunication services utilising its web-enabled technology that offers customers a wide selection of voice and data-related services from multiple providers while empowering them with the tools to manage their telecommunication needs.

Companies Registry
公司註冊處

Form 表格 **F4**

Return of Alteration in the Charter, Statutes etc. of an Oversea Company
海外公司修改憲章、法規等的申報表

Company Number 公司編號

F 6726

1 **Company Name** 公司名稱

e-Kong Group Limited

2 **Country of Incorporation** 成立爲法團所在國家

Bermuda

(Note 註 2) 3 **Document(s) Constituting or Defining the Constitution of the company which is (are) altered**
被修改的有關組織公司或界定公司組織的文件

Memorandum of Association and Bye-laws

(Note 註 3) 4 **Certified Copy of the Alteration attached** 隨本申報表夾附的有關修改的核證副本

Minutes of the Annual General Meeting held on 18 May 2004

5 **Effective Date of Change** 生效日期

18	05	2004
DD 日	MM 月	YYYY 年

Signed 簽名 : [signature]

(Name 姓名) : LAU WAI MING RAYMOND) Date 日期 : 21 MAY 2004

~~Director~~ / Secretary / ~~Manager /~~
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

* *Delete whichever does not apply* *請刪去不適用者*

Presenter's Name and Address
提交人的姓名及地址

e-Kong Group Limited
3805 Tower II
Lippo Centre
89 Queensway
Hong Kong

Tel : 3101 3046

For ...
請勿...

Your Receipt
Companies Registry
H.K.

21/05/2004	CC554758
CR No. :	F-006726-
Sh. Form :	F4
13	$20.00
TOTAL(CHQ)	$20.00

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

MINUTES OF THE ANNUAL GENERAL MEETING OF THE COMPANY HELD AT 3805 TOWER II, LIPPO CENTRE, 89 QUEENSWAY, HONG KONG ON TUESDAY, 18 MAY 2004 AT 10:00 A.M.

Directors In Attendance

Present : The names of directors are as set out in the attendance sheet annexed hereto.

CERTIFIED TRUE COPY

Shareholders In Attendance

Present : The names of shareholders are as set out in the attendance sheet annexed hereto.

Director / Secretary

Date : 24 MAY 2004

Others In Attendance

Present : The names of non-shareholders are as set out in the the attendance sheet annexed hereto.

1. **CHAIRMAN OF THE MEETING**
   Mr. Richard John Siemens took the chair for the meeting.

2. **NOTICE AND QUORUM**
   With due notice of the meeting given to all the shareholders of the Company and the necessary quorum under the Company's Bye-laws being present, the meeting was declared duly convened and constituted.

   The notice convening the meeting dated 2 April 2004 and the business set out thereto ("Notice of Annual General Meeting") were taken as read.

3. **AUDITED FINANCIAL STATEMENTS**
   IT WAS NOTED THAT the Auditors' Report on the financial statements of the Company and of the Group in the Company's 2003 annual report to the shareholders was taken as read.

   IT WAS RESOLVED THAT the audited financial statements of the Company and of the Group for the year ended 31 December 2003 and the report of the directors and of the auditors thereon submitted to the meeting be and are hereby received and adopted.

CR

Companies Registry
公司註冊處

Form 表格 **F4**

Return of Alteration in the Charter, Statutes etc. of an Oversea Company
海外公司修改憲章、法規等的申報表

Company Number 公司編號

F 6726

1 Company Name 公司名稱

e-Kong Group Limited

2 Country of Incorporation 成立爲法團所在國家

Bermuda

(Note 註 2) **3 Document(s) Constituting or Defining the Constitution of the company which is (are) altered**
被修改的有關組織公司或界定公司組織的文件

Memorandum of Association and Bye-laws

(Note 註 3) **4 Certified Copy of the Alteration attached** 隨本申報表夾附的有關修改的核證副本

Minutes of the Annual General Meeting held on 18 May 2004

5 Effective Date of Change 生效日期

DD 日	MM 月	YYYY 年
18	05	2004

Signed 簽名 : [signature]

(Name 姓名) : (LAU WAI MING RAYMOND) Date 日期 : 21 MAY 2004

~~Director~~／Secretary／~~Manager／~~
~~Authorized Representative~~ *
董事／秘書／經理／授權代表 *

** Delete whichever does not apply 請刪去不適用者*

Presentor's Name and Address
提交人的姓名及地址

e-Kong Group Limited
3805 Tower II
Lippo Centre
89 Queensway
Hong Kong

Tel : 3101 3046

For
請勿

Your Receipt
Companies Registry
H.K.

21/05/2004	CC554758
CR No. :	F-006726-
Sh. Form :	F4
13	$20.00
TOTAL(CHQ)	$20.00

First revision to Specification No. 1/98 (Amendment No. 1/2000)
指明編號第 1/98 號的第 1 期修訂(修訂編號第 1/2000 號)

e-Kong Group Limited

(Incorporated in Bermuda with limited liability)

MINUTES OF THE ANNUAL GENERAL MEETING OF THE COMPANY HELD AT 3805 TOWER II, LIPPO CENTRE, 89 QUEENSWAY, HONG KONG ON TUESDAY, 18 MAY 2004 AT 10:00 A.M.

Directors In Attendance

Present : The names of directors are as set out in the attendance sheet annexed hereto.

CERTIFIED TRUE COPY

Shareholders In Attendance

Present : The names of shareholders are as set out in the attendance sheet annexed hereto.

Director / Secretary

Date : 24 MAY 2004

Others In Attendance

Present : The names of non-shareholders are as set out in the the attendance sheet annexed hereto.

1. **CHAIRMAN OF THE MEETING**

   Mr. Richard John Siemens took the chair for the meeting.

2. **NOTICE AND QUORUM**

   With due notice of the meeting given to all the shareholders of the Company and the necessary quorum under the Company's Bye-laws being present, the meeting was declared duly convened and constituted.

   The notice convening the meeting dated 2 April 2004 and the business set out thereto ("Notice of Annual General Meeting") were taken as read.

3. **AUDITED FINANCIAL STATEMENTS**

   IT WAS NOTED THAT the Auditors' Report on the financial statements of the Company and of the Group in the Company's 2003 annual report to the shareholders was taken as read.

   IT WAS RESOLVED THAT the audited financial statements of the Company and of the Group for the year ended 31 December 2003 and the report of the directors and of the auditors thereon submitted to the meeting be and are hereby received and adopted.

BERMUDA

THE COMPANIES ACT 1981

MEMORANDUM OF DIMINUTION OF AUTHORISED SHARE CAPITAL OF

e-KONG GROUP LIMITED

(hereinafter referred to as "the Company")

DEPOSITED in the office of the Registrar of Companies on the 1st day of June, 2004 in accordance with the provisions of sections 45(1)(f) and 45(3) of the Companies Act 1981.

Minimum Share Capital of the Company	HK$ 100,000.00
Authorised Share Capital of the Company	HK$408,929,402.00
Issued Share Capital of the Company as last previously determined	HK$ 4,708,942.00
Amount by which the authorised share capital is to be diminished as authorised by a special resolution passed at an annual general meeting of the Company held on the 18th day of May, 2004 and effective as at the 18th day of May, 2004	HK$ 288,929,402.00
Authorised Share Capital after diminution	HK$ 120,000,000.00

Ira S. Outerbridge, III
Assistant Secretary

DATED THIS 1st day of June, 2004

BERMUDA

THE COMPANIES ACT 1981

MEMORANDUM OF DIMINUTION OF AUTHORISED SHARE CAPITAL OF

e-KONG GROUP LIMITED

(hereinafter referred to as "the Company")

DEPOSITED in the office of the Registrar of Companies on the 1st day of June, 2004 in accordance with the provisions of sections 45(1)(f) and 45(3) of the Companies Act 1981.

Minimum Share Capital of the Company	HK$ 100,000.00
Authorised Share Capital of the Company	HK$408,929,402.00
Issued Share Capital of the Company as last previously determined	HK$ 4,708,942.00
Amount by which the authorised share capital is to be diminished as authorised by a special resolution passed at an annual general meeting of the Company held on the 18th day of May, 2004 and effective as at the 18th day of May, 2004	HK$ 288,929,402.00
Authorised Share Capital after diminution	HK$ 120,000,000.00

Ira S. Outerbridge, III
Assistant Secretary

DATED THIS 1st day of June, 2004

FORM NO. 17a

Registration No. 19718

BERMUDA

NOTIFICATION OF DIMINUTION OF AUTHORISED SHARE CAPITAL

THIS IS TO CERTIFY that a Diminution of Authorised Share Capital of

e-Kong Group Limited

was delivered to the Registrar of Companies on the **1st** day of **June, 2004** in accordance with section 45(1)(f) of ***the Companies Act 1981*** ("the Act").

Given under my hand and Seal of REGISTRAR OF COMPANIES this **9th** day of **June, 2004**

for **Registrar of Companies**

Authorised Share Capital before Cancellation: HK$408,929,402.00

Share Capital after Cancellation: HK$120,000,000.00

FORM NO. 17a

Registration No. 19718

BERMUDA

NOTIFICATION OF DIMINUTION OF AUTHORISED SHARE CAPITAL

THIS IS TO CERTIFY that a Diminution of Authorised Share Capital of

e-Kong Group Limited

was delivered to the Registrar of Companies on the **1st** day of **June, 2004** in accordance with section 45(1)(f) of ***the Companies Act 1981*** ("the Act").

Given under my hand and Seal of REGISTRAR OF COMPANIES this **9th** day of **June, 2004**

for **Registrar of Companies**

Authorised Share Capital before Cancellation: HK$408,929,402.00

Share Capital after Cancellation: HK$120,000,000.00